SEVERANCE AGREEMENT

THIS SEVERANCE AGREEMENT ("Agreement") is dated for reference purposes and entered into as of the last date signed, by HERITAGE BANK OF COMMERCE ("Employer"), and RICHARD L. CONNIFF ("Employee").

1. RECITALS.

1.1 Employee was hired by Employer on April 30, 1998, and last held the position of Chief Operating Officer.

1.2 On June 1, 2005, Employee tendered his resignation to become effective July 1, 2005. (Termination Date").

1.3 Employer will pay Employee all accrued salary and accrued but unused vacation time through the Termination Date. Documented expense reimbursements incurred through June 3, 2005 will be paid only if submitted to Employer within ten (10) days of the Termination Date in accordance with Employer's regular business practices.

1.4 Employer is willing to pay Employee an additional severance amount of $356,208.00 in consideration of Employee executing a full release of any and all claims that Employee has against Employer and for the other terms and conditions of this Agreement. The severance payment consists of the following: (i) twelve (12) months of Employee's annual base salary during the year the termination occurs ($215,000); (ii) twelve (12) months of the auto allowance ($6,000); (iii) a Bonus Plan payment equal to the payout for 2004 ($71,458) and a prorated bonus for 2005 ($53,750) and (iv) transition costs ($10,000).

1.5 To the extent provided by federal COBRA law or, if applicable, state insurance laws, and the Employer's own current health insurance policies, Employee may be eligible to continue group health insurance coverage at Employee's own expense after July 31, 2005. However, Employer shall pay the costs of Employee's COBRA medical and dental insurance coverages for the period until the earlier of twelve (12) months following the date of termination or the date upon which the Employee obtains such comparable insurance coverage from another employer or other source, provided that Employee follows the procedures and timelines set forth in the COBRA Notice and Election form previously provided by Conexis. Conversion to an individual policy through the provider of the Employer's health insurance may be available at a later time.

1.6 Employee will return to Employer all Employer documents (and all copies thereof) and other Employer property which was in Employee's possession or control at any time, including but not limited to Employer files, notes, drawings, records, business plans and forecasts, financial information, computer-recorded information, tangible property (including but not limited to computers), credit cards, entry cards, identification badges and keys, and any materials of any kind that contain or embody any proprietary or confidential information of Employer (and all copies thereof). Employer agrees that Employee make keep the Palm PDA including personal calendar and contact information.

NOW, THEREFORE, IN VIEW OF THE FOREGOING, IN CONSIDERATION FOR THE SEVERANCE OF CLAIM AND RELEASE CONTAINED HEREIN, AND FOR OTHER GOOD AND

VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE ACKNOWLEDGED, EMPLOYEE AND EMPLOYER AGREE AS FOLLOWS:

2. SEVERANCE.

2.1 **Incorporation of Recitals**. The recitals set forth in Article 1 of this Agreement are incorporated into and form a part of this Agreement.

2.2 **Severance Amount**. In full and complete settlement of any and all claims against Employer that Employee has, may have or may claim in the future to have as provided herein, Employer will pay to Employee the total gross amount of THREE HUNDRED FIFTY-SIX THOUSAND, TWO HUNDRED EIGHT Dollars ($356,208), less applicable withholdings in accordance with the Company's customary payroll practices ("Severance Amount") in twenty-four (24) substantially equal installments on the fifteenth and last day of each month commencing on July 31, 2005.

2.3 **Payment of Severance Amount.** In accordance with the federal Older Workers Benefit Protection Act, which amends the Age Discrimination in Employment Act of 1967 (the "ADEA"), Employer has advised Employee of Employee's right to receive the Severance Amount at such time that a period of at least seven (7) calendar days has elapsed from the date on which Employee has executed and delivered this Agreement to Employer and shall be payable in twenty-four (24) substantially equal installments on the fifteenth and last day of each month commencing on July 31, 2005.

3. MUTUAL RELEASES.

3.1 **Release by Employee**. Employee, for and on behalf of Employee, Employee's heirs, executors, administrators, successors, assigns, attorneys, insurers and agents of each of the foregoing, and the respective predecessors, successors, assigns, heirs, executors, and administrators of each of the foregoing (collectively, "Employee Releasing Parties"), does hereby covenant not to sue or contest, by litigation, arbitration or otherwise, and fully and forever remises, releases, discharges and acquits Employer, its present and former employees, affiliates, parent and subsidiary corporations, companies and divisions, the respective present and former directors, stockholders, officers, employees, attorneys and agents of each of the foregoing, and the respective predecessors, successors and assigns of each of the foregoing (each, an "Employer Party" and collectively the "Employer Parties") for, of, from and against any and all claims for wages (except for payment of the Severance Amount pursuant to Sections 2.2 and 2.3 hereunder), benefits, covenants, suits, actions, demands, obligations, liabilities, indebtedness, accounts, judgments, breaches of contract, breaches of duty or any relationship, acts, omissions, misfeasance, malfeasance, cause or causes of action of every type, nature and kind or description, debts, amounts of money, accounts, compensations, contracts, controversies, promises, damages, costs, losses and expenses, of every type, kind, nature, description or character, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, committed or omitted prior to this Agreement, each as though fully set forth herein at length that in any way arise out of, are connected with, or relate to (i) Employee's employment by Employer or any Employer Party; (ii) the cessation of Employee's employment; (iii) Employer's violation of any law, statute or regulation pertaining to Employee's employment including, but not limited to, Title VII of the Civil Rights Act of 1964, the federal Fair Labor Standards Act, Age Discrimination in Employment Act, California Labor Code, any California Wage Orders, California Fair Employment and Housing Act, any regulations under the foregoing, and any and all subsequent amendments to any of the foregoing; (iv) Employer's or any Employer Party's breach of contract (except for a breach of this Agreement), including without limitation the employment agreements, or other violation of rules pertaining to Employee's employment including, but not limited to, severance pay, sick leave, holiday pay, vacation pay, life insurance, group medical insurance or any other fringe benefit of the Employer or any Employer Party or workers' compensation or disability claims; and (v) any other claim, loss, damages or injury, known or unknown, suspected or unsuspected, liquidated or unliquidated, which arises from or related in any way to any conduct of the Employer or any Employer Party during the time of employment of Employee irrespective of the nature of the conduct (collectively "Employee Released Claims"). Notwithstanding the foregoing, the claims released and discharged under Section 3.1 shall in no event include any claims by Employee for indemnification as a director, officer, employee or agent of Employer to the fullest extent permissible under contract law, by-laws, or other charter provisions.

3.2   **Release by Employer.** Employer, for and on behalf of Employer and each Employer Party, does hereby covenant not to sue or contest, by litigation, arbitration or otherwise, and fully and forever remises, releases, discharges and acquits Employee, and any Employee Releasing Party, for, of, from and against any and all claims, wages, benefits, covenants, suits, actions, demands, obligations, liabilities, indebtedness, accounts, judgments, breaches of contract, breaches of duty or any relationship, acts, omissions, misfeasance, malfeasance, cause or causes of action of every type, nature and kind or description, debts, amounts of money, accounts, compensations, contracts, controversies, promises, damages, costs, losses and expenses, of every type, kind, nature, description or character, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, committed or omitted prior to this Agreement, each as though fully set forth herein at length that in any way arise out of, are connected with, or relate to (i) Employee's employment by Employer or any Employer Party; (ii) the cessation of Employee's employment; (iii) Employee's breach of contract (except for a breach of this Agreement), including without limitation the Employment Agreements, or other violation of rules pertaining to Employee's employment and (iv) any other claim, loss, damages or injury, known or unknown, suspected or unsuspected, liquidated or unliquidated, which arises from or related in any way to any conduct of the Employee during the time of employment by Employer or any Employer Party irrespective of the nature of the conduct, but expressly excluding claims, liability, damages, penalties, levies, fines, costs or expenses suffered or incurred by Employer or any Employer party due to the reckless or intentional violation by Employee of any state or federal law, rule or regulation applicable to Employer or any Employer Party during the term of employee's employment (collectively "Employer Released Claims"). The Employee Released Claims and the Employer Released Claims are collectively referred to as the "Released Claims".

4.   CONFIDENTIALITY AND NONDEFAMATION.

4.1   Confidentiality. Employee agrees that the terms and conditions of this Agreement shall remain confidential as between the parties, and Employee shall not disclose them to any other person except to Employee's spouse, attorneys, or as required by law or as necessary to enforce the Agreement. Without limiting the generality of the foregoing, Employee will not respond to or in any way participate in or contribute to any public discussion, notice or other publicity concerning, or in any way relating to, the execution of this Agreement or the events (including negotiations) which led to its execution. Without limiting the generality of the foregoing, Employee specifically agrees not to disclose information regarding this Agreement to any current or former employee of Employer, except appropriate officers, directors or managers in Employer's organization. The Employee and Employer hereby agree that the sections of this Agreement are severable and that disclosure by Employee of any of the terms and conditions of the Agreement in violation of the foregoing shall constitute a breach of this section of the Agreement and shall not constitute a breach of the entire Agreement which shall survive and be enforceable by its terms. The exclusive remedy for a breach of this section of the Agreement shall be civil damages arising from the aforesaid breach.

4.2   Nondefamation. Employer and Employee agree not to defame the other party, and the other party's officers, directors, employees, shareholders, attorneys and agents, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that both Employer and Employee will respond accurately and fully to any question, inquiry or request for information when required by law or legal process.

5.   DENIAL OF ANY VIOLATION.

5.1   No Admission by Employer or Employee. The acceptance of this Agreement by Employer shall not be deemed or construed as an admission of liability by Employer or any other Employer Releasing Party or by Employee. Employee hereby acknowledges that Employer and its employees expressly deny liability of any nature whatsoever arising from or related to the subject of this Agreement. Employer also acknowledges that Employee expressly denies liability of any nature whatsoever arising from or related to the subject of this Agreement. Accordingly, this Agreement resolves all issues between Employer and Employee relating to any claims Employee or Employer may have regarding the termination of Employee.

5.2   Agreement Not Admissible. Neither this Agreement nor anything in this Agreement shall be construed to be or shall be admissible in any proceeding as evidence of or an admission by the Employer of any violation of its policies, procedures, state or federal laws or regulations. This Agreement may be introduced, however, in any proceeding to enforce the Agreement or any provision contained herein. Such introduction shall be pursuant to an order protecting its confidentiality.

6. **WAIVER**.

6.1   In connection with the releases contained in Section 3, Employee, for Employee and for other Employee Releasing Parties, hereby agrees, represents, and warrants that the Released Claim(s) in this Agreement are not limited to matters that are known or disclosed, and Employee, for Employee and for other Employee Releasing Parties, hereby <u>waives</u> any and all rights and benefits that Employee now has, or in the future may have conferred upon Employee, by virtue of any provisions of law (including, but not limited to, the provisions of California Civil Code Section 1542, set forth below) stating that a general release does not extend to claims that a releasing party does not know or suspect to exist in its favor at the time of executing the general release, which if known by it must have materially affected its Severance with the party being released. Employee, for Employee and other Employee Releasing Parties, hereby acknowledges that Employee has been given the opportunity to consult legal counsel regarding such waiver and such waiver is made with full knowledge and understanding of its consequences and effects. Employee, for Employee and other Employee Releasing Parties, also hereby acknowledges that such waiver is made with the full knowledge and understanding that California Civil Code Section 1542 provides as follows:

> *"GENERAL RELEASE; EXTENT*
>
> *A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN ITS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY IT MUST HAVE MATERIALLY AFFECTED ITS SEVERANCE WITH THE DEBTOR."*

6.2   Employee, for Employee and other Employee Releasing Parties, hereby agrees, represents and warrants that Employee realizes and acknowledges that factual matters now unknown to Employee may have given or hereafter may give rise to causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses that are presently unknown, unanticipated, and unsuspected; and Employee further agrees, represents, and warrants that this Release has been negotiated and agreed upon in light of that realization and that, nevertheless, Employee specifically and expressly intends for the release set forth above to extend to such unknown causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses that are in any way set forth in or related to the matters identified hereinabove.

7. **EMPLOYEE'S RIGHTS UNDER THE ADEA.**

7.1   <u>Consultation With an Attorney</u>. Employee has the right and is encouraged to consult with an attorney regarding the meaning and legal effect of the provisions of this Agreement.

7.2   <u>Review Period</u>. Employee shall have not less than twenty-one (21) days from the date on which Employee receives a copy of this Agreement in which to consider the terms of this Agreement. However, Employee may waive such minimum review period by signing and delivering this Agreement to Employer in advance of the expiration of such 21-day period.

7.3   <u>Waiver of Future Rights and Claims</u>. Employee's release and waivers contained in this Agreement shall not cover or relate to any Employee rights or claims that may arise or result from any transactions or relationship between Employer and Employee that occur after the date of this Agreement.

7.4   <u>Right of Revocation</u>. Employee shall have the right to revoke this Agreement at any time during the seven-day period beginning on the date Employee executes this Agreement.

8. **REPRESENTATIONS AND WARRANTIES**.

    8.1   <u>**Representations and Warranties by Employee.**</u>   Employee, for Employee and other Employee Releasing Parties, hereby represents and warrants to Employer that:

        8.1.1   Employee has carefully read this Agreement, has been given the opportunity to consult legal counsel regarding this Agreement and understands the contents and legal effect of each provision of this Agreement;

        8.1.2   Employee has carefully read and understands the provisions of Section 7, which describes Employee's rights under the ADEA;

        8.1.3   Employee has executed this Agreement voluntarily and without any duress or undue influence on the part of, or on behalf of, the parties hereto.

        8.1.4   Employee has not previously assigned, encumbered, or in any manner transferred all or any portion of any Released Claim(s) covered by this Agreement; and

        8.1.5   No representation, warranty, or promise whatsoever, express or implied, concerning the subject matter hereof and not contained herein, has been made by Employer, or any other Employer Party, to induce Employee to enter into this Agreement, and Employee has not entered into this Agreement in reliance upon any such representation, warranty, or promise.

    8.2   <u>**Representations and Warranties by Employer.**</u>   Employer, for itself and other Employer Parties, hereby represents and warrants to Employee that:

        8.2.1   It has carefully read this Agreement and understands the contents and legal effect of each provision of this Agreement;

        8.2.2   It has executed this Agreement voluntarily and without any duress or undue influence on the part of, or on behalf of, the parties hereto;

        8.2.3   It has not previously assigned, encumbered, or in any manner transferred all or any portion of any Released Claim(s) covered by this Agreement; and

        8.2.4   No representation, warranty, or promise whatsoever, express or implied, concerning the subject matter hereof and not contained herein, has been made by Employer to induce Employee to enter into this Agreement, and Employee has not entered into this Agreement in reliance upon any such representation, warranty, or promise.

9. **MISCELLANEOUS**.

    9.1   <u>**No Warranty of Tax Exempt Status**</u>**.** Employer makes no warranty or representation as to the tax effect or treatment of any consideration paid Employee pursuant to this Agreement. Employee shall be responsible to obtain independent tax advice to determine if the monies paid hereunder constitute taxable income.

    9.2   <u>**Entire Agreement**</u>**.** This Agreement contains the entire agreement and understanding concerning the subject matter of this Agreement, supersedes and replaces all prior and contemporaneous negotiations and agreements between the parties hereto, whether written or oral except for the 1994 Tandem Stock Option Plan, Heritage Commerce Corp Employee Stock Ownership Plan, Executive Indexed Compensation Benefits Agreement including Amendments 1, 2, 3 and 4 and Amended and Restated Life Insurance Endorsement Method Split Dollar Plan Agreement, which all continue in full force and effect. There are no other agreements, representations or warranties, written or oral, by any party hereto to any other party hereto concerning the subject matter of this Agreement. Any amendment, modification or change to this Agreement shall not be binding unless set forth in a writing duly executed by all parties to be bound or affected by such amendment, modification or change.

    9.3   <u>**Jurisdiction**</u>**.** This Agreement shall be deemed to be an agreement made under the laws of the State of California and for all purposes shall be governed by and construed in accordance with such laws.

    9.4   <u>**Headings**</u>**.** The headings contained in this Agreement are for ease of reference only, and may not be relied upon in construing or interpreting any provision hereof.

    9.5   <u>**Attorneys' Fees**</u>**.** In the event that any party hereto, or any of them, shall bring any action or proceeding against another party hereto, or any of them, with respect to a Released Claim(s) covered by this Agreement, then the prevailing party or parties in such action shall be entitled to recover all reasonable costs of litigation, including reasonable attorneys' fees and costs, in such amount as may be determined by the court having jurisdiction, including matters on appeal.

    9.6   <u>**Counterparts**</u>**.** This Agreement may be executed in one or more counterparts or duplicate originals, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

    9.7   <u>**Survival of Representations and Warranties**</u>**.** The representations and warranties contained herein shall survive the termination of this Agreement.

    9.8   <u>**Severability**</u>**.** In case any provision of this Agreement shall be invalid, illegal or unenforceable, such provision shall be severable from the rest of this Agreement and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

    9.9   <u>**Modifications**</u>**.** This Agreement cannot be changed, modified or supplemented except in a writing signed by all of the parties hereto.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Severance and Release Agreement as of the date first set forth hereinabove.

Dated: _____,2005   "EMPLOYEE"

                                                                Richard L. Conniff

Dated: _____, 2005   HERITAGE BANK OF COMMERCE

                                                               Walter T. Kaczmarek